
ORRICK


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2006
WASH, D.C.
213
SECTION

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

May 30, 2006



VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

06014154

FJA

Re: AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of March 23, 2006 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL



US_EAST:5879672.24
13024-2 JG9/JG9

From: Hesse Eva [Eva.Hesse@fjh.com]
Sent: Monday, May 29, 2006 10:46 AM
To: Presse Kontakt FJH
Subject: FJH: First quarter figures for turnover and result confirm pleasi ng progress.

Press Release

FJH: First quarter figures for turnover and result confirm pleasing progress.

* Turnover 12.7 million Euro. EBIT - 0.4 million Euro
* Executive Board members Ulrich Korff (CEO) and Sven-Roger von Schilling (CFO) leave the company following its successful restructuring
* Michael Junker and Thomas Junold assume overall responsibility

Munich, 24 May 2006 - FJH AG (ISIN DE0005130108), the software and consulting specialist for insurance companies and financial service providers, has today published its financial statements for the first quarter of 2006. At 12.7 million Euro (preceding year: 13.5 million Euro), turnover was slightly above forecast and was achieved with a much reduced workforce. At the end of March, FJH AG employed 450 people (preceding year:
642). Consequently, annual turnover per employee rose by 50% to 107,000 Euro.

In the first quarter of 2006 FJH AG increased turnover by 21% compared with
Q4 2005 (10.5 million Euro). At - 0.4 million Euro (preceding year -0.2 million Euro), the operating result (EBIT) was also slightly better than expected. The operating result for Q4 2005 was around -2.4 million Euro.

The pre-tax result at the end of March was -0.5 million Euro (preceding year
1.1 million Euro). Here, it is important to note that last year's figure included a restructuring gain of 1.6 million Euro following the renunciation of receivables by banks. The result after taxes was -0.6 million Euro (preceding year 3.2 million Euro). The preceding year's figure included deferred tax income of 2.2 million Euro.

First-quarter personnel expenses fell from 12.3 million Euro in 2005 to 10.1 million Euro in 2006. This represents a reduction in the personnel expense ratio (personnel expenses/turnover) from 91% to 80%. Other operating expense fell by 0.2 million Euro on the same period in the preceding year and by 1.3 million compared with the last quarter of 2005.

In operating terms, the most important performance indicator underpinning the turnaround is annual turnover per employee. In Q1 2006 this amounted to 107,000 Euro, a rise of more than 50% on the preceding year (70,000 Euro).
It represents a 30% improvement on the fourth quarter of 2005 (82,000 Euro).

Funds of 15.4 million Euro were injected into the company from the capital increase completed on 16 March. Overall, this involved the issue of 5,135,000 new shares at a subscription price of 3.00 Euro.

This capital increase will assist FJH's new period of growth and its acquisition of PYLON AG at the end of March. The FJH Group is now focussing on customer business in the pensions market and

aiming for dynamic growth within this segment. PYLON AG will facilitate this objective as both companies complement each other well in terms of their product and service offering and customer bases. Viewed in combination, the two companies enjoy undisputed market leadership especially as regards the solutions also offered to date by PYLON AG.

As the company will only be consolidated from 1 April the purchase does not affect the figures for the first quarter. Viewed on a consolidated basis for the year as a whole, FJH and PYLON expect to achieve total turnover of 61 million Euro and EBIT of 2.5 million Euro. This includes PYLON's turnover for nine months. The figure for EBIT includes the integration expense for 2006.

Reflecting its strategy of concentrating on its core business, FJH is actively pushing ahead with the integration of Pylon AG. PYLON AG's former CEO, Holger Follmann, has helped with the integration process, but contrary to the initial announcement will not take up a position on FJH's Executive Board. Holger Follmann will pursue his own interests on expiry of his Executive Board mandate at PYLON on 1 June 2006. The Company thanks him for his work to date.

The key product developments for 2006 centred on the first quarter and have now been completed. Some of these new products are now in productive use by initial customers. New contracts were also concluded with Gesellschaft Deutsche Post Renten Service and Gerling Konzern Lebensversicherungs-AG. The Gothaer Group also placed an order and two follow-up orders were secured to expand FJA Life Factory ® in Russia.

Executive Board team of Junker and Junold assume management responsibility The pleasing progress towards normal operation has prompted management changes at FJH. Having successfully engineered the company's restructuring and overseen publication of the Q1 figures, CEO Ulrich Korff and CFO Sven-Roger Schilling are handing over their mandates and responsibilities to Executive Board members Michael Junker and Thomas Junold. The turnaround has been achieved very quickly with the company now poised to return to an operating profit and break even on cash flow. Sven-Roger von Schilling will continue to offer the Company his services as a consultant on specific financial issues for a transitional period.

Ulrich Korff arrived at FJH last year as a restructuring expert and consultant and was appointed Chairman of the Executive Board on 21 June 2005. Sven-Roger von Schilling was also appointed to FJH as a restructuring expert and consultant in 2005 and was made CFO on 1 July 2005.

The Supervisory Board extends its gratitude to Ulrich Korff and Sven-Roger von Schilling for helping the Company through such a difficult period and for the favourable progress and successful restructuring achieved.

The new Executive Board team will consist of current Board members Michael Junker and Thomas Junold, who are taking over sole management of the Company with immediate effect. Michael Junker and Thomas Junold are optimistic about the Company's future: "With the Company's strength restored, we are determined to ensure FJH AG continues to prosper. The renewed confidence shown by our customers and our employees will help us further strengthen and expand FJH's position as a "premium provider of professional services for the core business of insurers and pension providers". Our endeavours will be helped by noticeable signs that our customers are gradually beginning to abandon their lasting reluctance to invest."

About FJH:
FJH AG is a leading consultancy and software house for the insurance and pensions market. Under its brand name FJA the FJH Group offers a broad portfolio of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration

systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate control.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 25 years; its clients also include renowned health and non-life insurers. Globally, its software is used in 20 countries spanning three continents, including the USA and Australia and many Eastern European countries. Before consolidation of PYLON AG, the FJH Group employs around 450 people. The Company has its head office in Munich and maintains other offices in Hamburg, Cologne and Stuttgart. It has subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.

For further information please contact:

FJH AG, Ragna Strutz, Manager Public Relations / Investor Relations, Elsenheimerstraße 65, 80687 München, Tel. + 49 (0)89 769 01 517, Fax +49 (0)89 769 01 606, E-Mail ragna.strutz@fjh.com


ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

June 1, 2006

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
JUN 06 2006
213
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of May 30, 2006 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

Press Release

Continued growth

FJH AG wins five new orders

- Orders from AMB Generali Informatik Services GmbH, VPV Lebensversicherung, ARAG-Lebensversicherung and the Zurich Group
- The Gerling Life Insurance Group optimises policy administration with FJH Product Server
- US insurer licenses FJA-US Product Machine
- Total volume of almost three million euro

Munich, 31. Mai 2006 - Leading supplier of software and consultancy services for the insurance industry, FJH AG, is continuing its growth trajectory. Existing German customers have awarded five new orders in recent days. In the USA, an insurance company has licensed the FJA-US Product Machine. The total volume of orders is currently running at just under three billion euro.

Furthermore, Gerling Life has awarded another product migration order. As part of this project, all deferred annuity contracts are to be transferred to Gerling's new policy administration system.

Trust in FJH's competence

FJH and Gerling have been product migration partners since 2004 and continue to cooperate. The overall aim is to phase out the old system. FJH is therefore gradually customising the product server currently in use at Gerling in such a way that the tariffs and contracts from the old system can continue to be managed in the new policy administration system after migration. Unit-linked tariffs and mature pensions were transformed in the product server in two earlier projects. "Our experience to date has been good, so we continue to trust in FJH's expertise," says Dr. Bodo Schmithals, senior actuary at the Gerling Life Insurance Group. Further product groups are already being planned.

AMB Generali Informatik Services GmbH also continues to cooperate with FJH. FJH is helping Generali Lebensversicherung firstly, to further develop its computing engine and secondly, to extend its product definition system.

ARAG Lebensversicherung too has called upon FJH's know-how to help extend its policy administration system so it can manage "Riester" retirement products and contracts. FJH is helping ARAG-Lebensversicherung to implement the new tariffs and technical processes, as well as to customise existing processes in line with the features of "Riester" products.

The Zurich Group and VPV Lebensversicherung also awarded contracts. In addition to an order relating to subsidy management, the Zurich Group is planning to extend its company pension scheme using the FJA Group Life Factory ®. VPV has commissioned FJH to implement a new range of pension products.

"These new orders show us that the customers that we have been working with for years are confident about the quality of our products and services. This is a stable customer base on which we can continue to strengthen our position as leading provider of consultancy and software services for the insurance industry in Germany," according to Thomas Junold, satisfied Member of the Board at FJH AG.

In the USA, the Physicians Mutual Insurance Company has licensed the FJA-US Product Machine to facilitate the modelling of its insurance products based on IBM's Insurance Application Architecture (IAA) model efficiently and with the required flexibility. "After an extensive search of the industry, we concluded FJA's product machine offered the most flexible product modelling capabilities to represent our business which allows us to integrate and leverage our existing technologies," said Physicians Mutual assistant Vice-President Roger Moeller.

About FJH:

FJH AG is a leading consultancy and software house for the insurance and pensions market. Under its brand name FJA the FJH Group offers a broad portfolio of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate control.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 25 years; its clients also include renowned health and non-life insurers. Globally, its software is used in 25 countries spanning three continents, including the USA and Australia and many Eastern European countries.

The Company has its head office in Munich and maintains other offices in Hamburg, Cologne and Stuttgart. It has subsidiaries in Switzerland, Austria, the USA and Slovenia and employs around 520 staff.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.

Further information:

FJH AG, Ragna Strutz, Head of Public Relations / Investor Relations, Elsenheimerstraße 65, 80687 München, Telefon 089 769 01 517, Telefax 089 769 01 606, E-Mail ragna.strutz@fjh.com